SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2012

or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from __________ to _____________

Commission file number 000-20557

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan (The "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Columbus, Ohio
June 21, 2013

The Andersons, Inc. Retirement Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets Participant-directed investments:
Mutual funds:
Fidelity Spartan 500 Index Fund	$26,916,975	$22,614,187
Fidelity U.S. Bond Index Fund	21,553,356	19,736,135
Fidelity Money Market Trust, Retirement Government
Money Market Portfolio	11,634,899	12,982,645
Fidelity Low-Priced Stock Fund	12,129,142	10,624,563
Fidelity Contrafund	18,093,650	15,708,951
Harbor International Institutional Fund	2,550,690	1,402,309
Janus Enterprise Fund	7,406,840	6,218,236
Fidelity Freedom Funds	34,868,649	27,985,064
Dodge and Cox Stock Fund	7,638,809	5,826,626
First Eagle Overseas Fund	7,385,103	6,967,663
Fidelity Small Cap Stock Fund	2,523,355	2,225,090
Litman Gregory Masters Fund	6,567,061	6,434,779
Invesco Developing Markets Fund	758,141	180,644
American Beacon Small Cap Value Fund	2,658,628	2,250,751
Vanguard Short-Term Investment Fund	4,424,142	3,157,555
Common stock of The Andersons, Inc.	11,906,421	12,497,799
Receivables:
Notes from participants	3,370,005	2,999,282
Employer supplemental contribution	2,058,659	1,947,910
Net Assets Available for Benefits	$184,444,525	$161,760,189
See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Additions
Contributions:
Participants	7,543,739
Employer	8,465,268
Rollovers	763,986
Total contributions	16,772,993

Investment income:
Interest and dividends	4,730,470
Net appreciation in fair value of investments	13,775,767
Total investment income	18,506,237
Interest income on notes receivable from participants	152,524
Total additions	35,431,754

Deductions
Benefit payments made to active and terminated participants	12,695,662
Administrative fees	51,756
Total deductions	12,747,418

Net Increase	22,684,336

Net Assets Available for Benefits - Beginning of year	161,760,189

Net Assets Available for Benefits - End of year	$184,444,525
See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Summary of Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor” or “Employer”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Benefits are recorded when paid.
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market price on the last business day of each plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Participant contributions are recognized when the participant contributions are withheld from the employee’s earnings. Employer matching and employer transition contributions are recognized each pay period. Employer supplemental contributions are recognized when declared.
The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
New Accounting Standards
In October 2012, the Financial Accounting Standards Board ("FASB") issued ASU 2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments

The Andersons, Inc. Retirement Savings Investment Plan

Note 1 - Summary of Significant Accounting Policies (Continued)
Notes to Financial Statements
December 31, 2012 and 2011
related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, for public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to these financials. The adoption of ASU 2012-04 is not expected to have a material impact on subsequent periods.
Certain prior year balances have been reclassified to conform to the current year presentation.
Note 2 - Description of the Plan
The following description of the Plan is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. (the “Company”). The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan as soon as administratively practicable following their date of hire. Part-time employees are eligible to begin deferring money into the Plan upon meeting the 1,000 hours and 12-month service requirement. Employer matching contributions begin once the employee enters the Plan.
Participants are automatically enrolled in the Plan with an effective pre-tax deferral of 3 percent of compensation unless the participant affirmatively elects out of the automatic deferral feature or elects a different deferral rate. Employee contributions may be made by salary reduction up to 75 percent of annual compensation (in 1.0 percent increments) subject to the maximum annual contribution allowed by law. The Plan provides for a required minimum employer matching contribution of 100 percent of the first 3 percent of a participant’s deferred compensation plus 50 percent of the next 2 percent of a participant’s deferred compensation, subject to limitations in the Internal Revenue Code. The Plan was amended subsequent to the Plan's year-end to include an automatic deferral. As of February 25, 2013 new participants enrolled in the Plan will incur an automatic increase in their withholding amount of 1 percent per year, up to 6 percent withheld.
The Plan may accept rollover contributions from certain IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers. In addition, the Plan Sponsor may make supplemental contributions to the Plan at its discretion.
The Plan includes an employer transition contribution that is intended to reduce the impact of the Company’s defined benefit pension plan freeze, which was effective July 1, 2010 for all of its non-retail line of business employees. Therefore, the employee must be a defined benefit plan participant under age 65 as of June 30, 2010 to be eligible for the transition contribution. The transition contribution is a per-pay contribution based on age and years of service in the defined benefit plan and it represents a minimum Plan contribution regardless of performance.
A performance contribution is an annual employer supplemental contribution. All non-retail employees who are eligible to participate in the Plan, accumulate 1,000 hours during the year, and are active at the Plan’s year-end will be eligible to receive a performance contribution. The Company determines how

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011

Note 2 - Description of the Plan (continued)
much to contribute to each participant based on the Company’s performance, with the measure of performance being pre-tax income. The performance contribution will range from 0% to 5% of eligible compensation depending on the actual level of Company performance (a minimum of 20% of budgeted income must be achieved before a minimum performance contribution of 1% will be made).
If a participant is eligible to receive an employer transition contribution, the participant will receive the greater of the transition contribution or the performance contribution. That means if the discretionary employer supplemental performance contribution is greater than the transition contribution received during the year, the participant will receive the difference after the end of the Plan’s year when the employer supplemental performance contribution is paid. Employer supplemental performance contributions, in excess of employer transition contributions, were $2,058,659 for the year ended December 31, 2012.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material at December 31, 2012 and 2011.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options, including an option to invest in the common stock of The Andersons, Inc. Participants may transfer account balances among the different funds on a daily basis.
Each participant’s account is credited with their contributions, the employer matching contributions, the employer transition contributions, and the employer supplemental contributions and an allocation of investment earnings. Allocations are based on the participant’s selected allocation percentages. Investment income is allocated to participant accounts by investment fund balance on a daily basis. This allocation is based upon the ratio of each participant’s weighted average fund balance to the total of all participants’ fund balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. No assets of any participant account may be used for the benefit of any other account or participant.
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts.
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.
Participants are immediately 100 percent vested in the participant, employer matching, and rollover contributions and any income or loss thereon. The transition and performance contributions ratably vest over a five-year period.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011
Note 2 - Description of the Plan (continued)
Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant has attained age 59 ½ or the participant can show immediate and extreme financial hardship as determined by the pension committee.
Additional information about the Plan Agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the Company.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent. Loans must provide for at least quarterly repayments utilizing a level amortization schedule. Loan terms will not exceed five years unless the loan qualifies as a home loan in which the term will be established by the Plan Administrator at the time of the loan.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.
Note 3 - Fair Value Measurements
Generally accepted accounting principles provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011
Note 3 - Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large-Cap Funds	$52,649,434	$—	$—	$52,649,434
Mid-Cap Funds	19,535,982	—	—	19,535,982
Small-Cap Funds	5,181,983	—	—	5,181,983
Blended Funds	34,868,649	—	—	34,868,649
International Funds	17,260,995	—	—	17,260,995
Bond Funds	25,977,498	—	—	25,977,498
Money-Market Fund	11,634,899	—	—	11,634,899
Common Stock of The Andersons, Inc.	11,906,421	—	—	11,906,421
	$179,015,861	$—	$—	$179,015,861

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011.

	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Large -Cap Funds	$44,149,764	$—	$—	$44,149,764
Mid-Cap Funds	16,842,799	—	—	16,842,799
Small-Cap Funds	4,475,841	—	—	4,475,841
Blended Funds	27,985,064	—	—	27,985,064
International Funds	14,985,395	—	—	14,985,395
Bond Funds	22,893,690	—	—	22,893,690
Money-Market Fund	12,982,645	—	—	12,982,645
Common Stock of The Andersons, Inc.	12,497,799	—	—	12,497,799
	$156,812,997	$—	$—	$156,812,997

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011
Note 3 - Fair Value Measurements (continued)
value measurement at the reporting date. There were no transfers between fair value levels for the year ended December 31, 2012.

Note 4 – Investments
The following table presents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2012	2011
Fidelity Spartan 500 Index Fund	$26,916,975	$22,614,187
Fidelity U.S. Bond Index Fund	21,553,356	19,736,135
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	11,634,899	12,982,645
Fidelity Low-Priced Stock Fund	12,129,142	10,624,563
Fidelity Contrafund	18,093,650	15,708,951
Common stock of The Andersons, Inc.	11,906,421	12,497,799

The Plan’s investments at December 31, 2012 and 2011 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the year ended December 31, 2012 as follows:

2012
Net appreciation (depreciation) in fair value:
Mutual funds	$13,826,983
The Andersons, Inc. common stock	(51,216)
Total	$13,775,767

The form 5500 includes notes receivable from participants as investments.

Note 5 - Transactions with Parties-in-interest

Certain investments held by the Plan are invested in securities managed by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, as well as shares of the Company’s common stock. Fees paid by the Plan for administrative services provided by Fidelity Investments Institutional Operations Company, Inc. amounted to $51,756 for the year ended December 31, 2012. Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative and legal expenses are paid by the Company on behalf of the Plan.

The Andersons, Inc. Retirement Savings Investment Plan

Notes to Financial Statements
December 31, 2012 and 2011
Note 6 - Income Tax Status
On February 16, 2012, the Plan’s administrator received a favorable determination letter from the Internal Revenue Service relating to its tax exempt status under Section 401(a) of the Internal Revenue Code. The determination letter is applicable for the amendments executed on January 21, 2010 and September 29, 2008 and is valid through January 31, 2015. The Plan is required to operate in conformity with the Internal Revenue Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan's status for meeting the requirements for Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.
The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

The Andersons, Inc. Retirement Savings Investment Plan

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2012

Issuer	Identity of Issue	Cost	Fair Value
Participant-directed investments:
** Fidelity Investments	Fidelity Spartan 500 Index Fund - Mutual fund	*	$26,916,975
** Fidelity Investments	Fidelity U.S. Bond Index Fund - Mutual fund	*	21,553,356
** Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio - Mutual fund	*	11,634,899
** Fidelity Investments	Fidelity Low-priced Stock Fund - Mutual fund	*	12,129,142
** Fidelity Investments	Fidelity Contrafund - Mutual fund	*	18,093,650
Harbor	Harbor International Instl Fund - Mutual fund	*	2,550,690
Janus	Janus Enterprise Fund - Mutual fund	*	7,406,840
** Fidelity Investments	Fidelity Freedom Income Fund - Mutual fund	*	846,631
** Fidelity Investments	Fidelity Freedom 2000 Fund - Mutual fund	*	438,970
** Fidelity Investments	Fidelity Freedom 2005 Fund - Mutual fund	*	367,335
** Fidelity Investments	Fidelity Freedom 2010 Fund - Mutual fund	*	3,780,411
** Fidelity Investments	Fidelity Freedom 2015 Fund - Mutual fund	*	4,370,777
** Fidelity Investments	Fidelity Freedom 2020 Fund - Mutual fund	*	8,568,917
** Fidelity Investments	Fidelity Freedom 2025 Fund - Mutual fund	*	3,945,586
** Fidelity Investments	Fidelity Freedom 2030 Fund - Mutual fund	*	4,713,299
** Fidelity Investments	Fidelity Freedom 2035 Fund - Mutual fund	*	2,333,709
** Fidelity Investments	Fidelity Freedom 2040 Fund - Mutual fund	*	1,941,892
** Fidelity Investments	Fidelity Freedom 2045 Fund - Mutual fund	*	1,764,462
** Fidelity Investments	Fidelity Freedom 2050 Fund - Mutual fund	*	1,629,166
** Fidelity Investments	Fidelity Freedom 2055 Fund - Mutual fund	*	167,494
Dodge and Cox	Dodge and Cox Stock Fund - Mutual fund	*	7,638,809
First Eagle	First Eagle Overseas Fund - Mutual fund	*	7,385,103
** Fidelity Investments	Fidelity Small Cap Stock Fund - Mutual fund	*	2,523,355
Invesco	Invesco Developing Markets Fund - Mutual fund	*	758,141
Masters	Litman Gregory Masters Fund - Mutual Fund	*	6,567,061
American Beacon	American Beacon Small Cap Value Fund - Mutual fund	*	2,658,628
Vanguard	Vanguard Short-Term Investment Fund - Mutual fund	*	4,424,142
** The Andersons, Inc.	The Andersons, Inc. common stock	*	11,906,421
** Participants	Participant loans with interest ranging from 4.25 percent to 9.50 percent		3,370,005
	Total		$182,385,866

* Cost information is not required under ERISA for participant directed investments
** Represents party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)

The Andersons, Inc.
(Registrant)

Date: June 21, 2013	By /s/Michael J. Anderson
Michael J. Anderson
Chairman and Chief Executive Officer

Date: June 21, 2013	By /s/John Granato
John Granato
Chief Financial Officer

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-53137) on Form S-8 of The Andersons, Inc. of our report dated June 21, 2013, relating to our audit of the financial statements and supplemental schedule of The Andersons, Inc. Retirement Savings Investment Plan, which appears in this Annual Report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan for the year ended December 31, 2012.

/s/ McGladrey LLP

Columbus, Ohio
June 21, 2013